November 21, 2024

William Zartler
Chief Executive Officer
Solaris Energy Infrastructure, Inc.
9651 Katy Freeway, Suite 300
Houston, Texas 77024

        Re: Solaris Energy Infrastructure, Inc.
            Registration Statement on Form S-3
            Filed on November 18, 2024
            File No. 333-283308
Dear William Zartler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Jackson A. O'Maley, Esq.